Exhibit 99.1

Sapiens Extends Partner Network to Provide Customers with Insuretech Innovation

The new partnerships will leverage these companies’ insurance technology solutions. to deliver the ultimate customer experience across the insurance value chain

August 10, 2022— Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it has expanded its Partner Network with four new strategic partnerships in the European market including– Akur8, Shift, Soleadify, and Imburse, in order to offer Sapiens’ customers access to the widest range of innovative insuretech solutions.

The digital transformation of insurance operations is reshaping the current and future state of the industry and insurers have had to digitize and optimize various aspects of their operations to keep up with the demands of insureds. Implementing a comprehensive infrastructure powered by advanced technology can help drive revenue, attract and retain new clients as well as top talent, and meet evolving customer expectations.

The conglomeration of the technologies that these companies provide along with Sapiens’ wide-ranging solutions will allow Sapiens to better serve their customers and further expand their ability support the digital transformation of insurers globally.

The four new partners to join the Network are:

●	Akur8 - leverages the power of Machine Learning & predictive analytics to inject game-changing speed and accuracy to insurers’ pricing process.

●	Shift - provides AI-driven decision automation and optimization solutions for the global insurance industry.

●	Soleadify- employs advanced scrapers and machine learning to comprehend the ever-expanding business landscape and offer the resulting data through APIs tailored for data science teams to enable making business decisions at scale.

●	Imburse- a cloud-based payment middleware connecting large enterprises to the payments ecosystem, regardless of their existing IT infrastructure.

“With over 40 years’ experience in the software market, Sapiens understands the benefit of staying relevant and evolving to suit the needs of partners and customers,” said Roni Al-Dor, Sapiens president and CEO. “Our extensive knowledge of the insurance industry, as well as our deep relationships with insurers around the globe and ground-breaking insuretech providers, has positioned Sapiens to help drive innovation and benefit our clients.”

Known for their dedication to their clients, by offering innovative, digital insurance solutions, Sapiens enables insurers to succeed in an evolving market extending functionality for with greater ease, speed, and agility than ever before. Sapiens Partner Network exposes Sapiens’ clients to some of the most cutting-edge technologies being developed by start-ups and technology leaders around the world. It also offers emerging technology providers the opportunity to showcase their innovative technologies to some of the world’s leading insurance providers.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact

Dina Vince

Head of Investor Relations, Sapiens

ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.